Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab’s cofounders took a $10,000 business school prize and turned it into a ‘super app’ worth $40 billion as part of the largest SPAC deal ever

Business Insider

By Candy Cheng

13 April 2021

•	Grab is a global “super app,” with services ranging from food deliveries to financial services.

•	It’s now valued at nearly $40 billion in what is expected to be the biggest SPAC deal in history.

•	The 9-year-old company launched as a ride-hailing service with just $10,000 from a business school competition.

About 15 years ago, Grab cofounder Hooi Ling Tan was afraid to hail a taxi in her hometown of Kuala Lumpur.

Then a junior business analyst for the management consulting firm McKinsey, Tan described feeling like her options to get home after working late nights were limited. The Malaysian capital city was notorious for having one of the worst taxi systems in the world. She also didn’t feel safe driving herself home because she feared she would fall asleep at the wheel after a long day.

As an alternative, she created a manual GPS tracking system with her mom.

“I would literally text her the car number plates, the name of the driver, and the license plate number of the taxi that I got into,” she said in an interview with Bloomberg TV’s Emily Chang. When she reached certain city landmarks, she would send a text so her mom would know how close she was to home.

“Every single night, she would sleep in front of our couch waiting for me,” she said.

Grab, the Singapore-based startup that Hooi Ling created with her cofounder Anthony Tan, is valued at nearly $40 billion after announcing on Tuesday what is expected to be the largest SPAC deal in history.

The company announced plans to go public through a merger with Altimeter Capital. As part of the deal, Grab will raise $4 billion in a so-called PIPE, or private investment in public equity — a round of financing that is commonly paired with a SPAC merger. Additional PIPE investors include BlackRock, Fidelity, T. Rowe Price Group, and Morgan Stanley, among others.

As part of the deal, Grab says it will also gain $4.5 billion in cash, which it will use to invest in future user growth and services. And despite the big Nasdaq listing, Grab’s cofounders insist they are still not considering a U.S. expansion.

“We’re going to stay focused on Southeast Asia because we believe we’ve really only just scratched the surface of the opportunity here,” Hooi Ling tells Insider.

Grab’s first $10,000 check

The company that was once referred to as the “Uber of Southeast Asia” launched nearly a decade ago as a ride-hailing platform, but has since transformed its business into a “super-app,” or a single platform that simultaneously offers Uber, DoorDash, PayPal, and a host of other services all at once.

Hooi Ling Tan and fellow Malaysian Anthony Tan (no relation) first met at Harvard Business School. Hooi Ling grew up in what she describes as a typical middle-class family. Her dad was a civil engineer, and her mom a stockbroker. On the other hand, Anthony was born into one of Malaysia’s wealthiest families as the son of the CEO of Tan Chong Motor, one of the biggest automobile distributors in the country.

The pair ended up sitting next to each other in a class called “Business at the Base of the Pyramid.” As part of a class assignment, they wrote a business plan for a mobile app that would help connect taxi drivers with ride hailers back home in Malaysia.

That business plan was then submitted as part of a Harvard Business School competition, and as runner-ups, Anthony and Hooi Ling received a $10,000 check. The reason they didn’t win first place, according to Hooi Ling, was because the judges felt like Southeast Asia was too small a market to focus on.

They took that check, along with an initial angel investment from Anthony’s mother, to officially launch what was then called MyTeksi in June 2012.

Like most stories of startup growing pains, Anthony described a slow start to the young company. To gain customers, he set up a folding table at a local gas station every morning and offered taxi drivers nasi lemak, a Malaysian breakfast dish. “We would say to them, ‘Hey uncle, please give us a shot,’” said Anthony, describing the common way Malaysians refer to elders, regardless of familial ties.

A “secretive” meeting with the CEO of Uber

Six years later, the still-young company managed to work out a deal to acquire Uber’s Southeast Asia assets. Uber had been trying to compete with Grab in eight fast-growing markets across Southeast Asia, including Singapore, Indonesia and Thailand. The US company had invested $700 million in the region.

In the Bloomberg TV interview, Anthony Tan described a secretive meeting in San Francisco with the then newly appointed CEO of Uber, Dara Khosrowshahi.

“We met away from the office and away from the media,” he said. “Just me and him in a private room, and we started building trust that way.”

During the negotiations, Khosrowshahi said, “Look guys, does it make sense to continue to have this street fight city by city?” he recalls.

By March 2018, the deal was done. Uber walked away with a 27.5% stake in Grab, and Khosrowshahi joined the board. “We both agreed that was the best outcome for both companies,” he said. Uber said it now holds about a 16% stake in Grab.

In recent years, the company has grown to become the leading super app platform in Southeast Asia and broadened its range of services beyond ride-hailing to include grocery delivery, mobile payments, and financial services across 428 cities in 8 countries.

“They are among the few that can navigate the diversity of multiple Southeast Asia countries, learning from the needs of customers in different regions to create a SuperApp that makes access to many different apps convenient for all,” said Jixun Foo, managing partner, GGV Capital who led Grab’s $15 million Series B round in 2014.

Grab’s other high-profile backers include Softbank, Toyota, and Tiger Global Management. It was last publicly valued at around $16 billion after raising over $10 billion in total equity from investors.

In addition to breaking the SPAC deal record, Grab is also expected to become the largest-ever U.S. offering by a Southeast Asian company. As part of the transaction, Altimeter is also donating 10% of its shares to a newly announced endowment fund called GrabForGood which will provide education and financial support for underserved communities in Southeast Asia.

“Altimeter is investing in a way that demonstrates our aligned values,” Anthony Tan tells Insider. “This is testament to the global investment community’s belief in the long-term value proposition of Grab’s superapp strategy and the exciting growth potential of Southeast Asia.”

Link to article: https://www.businessinsider.com/grab-valued-at-nearly-40-billion-in-blockbuster-spac-deal-2021-4

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.